SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.)*

FAST RADIUS, INC.

(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE PER SHARE

(Title of Class of Securities)

31187R 100

(CUSIP Number)

LOUIS RASSEY

113 N. MAY STREET

CHICAGO, ILLINOIS 60607

(888) 787-1629

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

FEBRUARY 4, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 31187R 100	Page 2 of 12

1.	Name of Reporting Persons Louis Rassey
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -8,880,915-(1)
	8.	Shared Voting Power -904,652-(1)
	9.	Sole Dispositive Power -8,880,915-(1)
	10.	Shared Dispositive Power -904,652-(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,785,567(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒(2)
13.	Percent of Class Represented by Amount of Row (11) 13.08%(3)
14.	Type of Reporting Person IN

(1)

As discussed in further detail under Items 3, 4 and 5 of this Schedule 13D, on February 4, 2022, Fast Radius, Inc. (formerly known as ECP Environmental Growth Opportunities Corp.) (the “Issuer”), consummated its business combination (the “Business Combination”) with Fast Radius Operations, Inc. (formerly known as Fast Radius, Inc.) (“Legacy Fast Radius”). The reported securities were received as consideration for equity interests of Legacy Fast Radius in connection with the Business Combination. The number of reported securities does not include the right to receive an aggregate of 1,540,070 shares (the “Earnout Shares”) of the Issuer’s common stock, $0.0001 par value per share (“Common Stock”), in two equal tranches, at the time that the Common Stock reaches a value of $15.00 and $20.00, respectively, no later than February 4, 2027, based upon the (i) daily volume-weighted average sale price of shares of the Common Stock for any 20 trading days within any 30 consecutive trading day period or (ii) the per share consideration received in connection with a change in control. The reported securities are held as follows: (a) 6,895,883 shares of Common Stock are held directly by Mr. Rassey, (b) 213,253 shares of Common Stock are held by Two Roads Group, LLC, which Mr. Rassey controls, (c) 904,652 shares of Common Stock are held by family trusts, which are controlled by Mr. Rassey’s brother, Robert Rassey, as the sole trustee, consisting of (i) 226,163 shares of Common Stock held by TRF I Trust, (ii) 226,163 shares of Common Stock held by TRF II Trust, (iii) 226,163 shares of Common Stock held by TRF III Trust, and (iv) 226,163 shares of Common Stock held by TRF IV Trust, (d) 1,681,153 shares of Common Stock subject to vested options and restricted stock units held by Mr. Rassey and (e) 90,626 shares of Common Stock subject to options exercisable within 60 days of February 4, 2022 held by Mr. Rassey. Mr. Rassey may be deemed to beneficially own the reported securities held by Two Roads Group, LLC, TRF I Trust, TRF II Trust, TRF III Trust and TRF IV Trust and disclaims beneficial ownership of such reported securities except to the extent of his pecuniary interest therein.

(2)	The number of reported securities does not include the right to receive the Earnout Shares.
(3)

This percentage is based on (a) 73,041,156 shares of Common Stock outstanding immediately after the closing of the Business Combination, plus (b) 1,681,153 shares of Common Stock subject to vested options and restricted stock units held by Mr. Rassey, plus (c) 90,626 shares of Common Stock subject to options exercisable within 60 days of February 4, 2022.

CUSIP No. 31187R 100	Page 3 of 12

1.	Name of Reporting Persons Two Roads Group, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 213,253(1)
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 213,253(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 213,253(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒(2)
13.	Percent of Class Represented by Amount of Row (11) 0.0029%(3)
14.	Type of Reporting Person PN

(1)

Represents 213,253 shares of Common Stock held by Two Roads Group, LLC, over which Mr. Rassey has sole voting and investment control. Mr. Rassey may be deemed to beneficially own the reported securities held by Two Roads Group, LLC, and disclaims beneficial ownership of such reported securities except to the extent of his pecuniary interest therein.

(2)	The number of reported securities does not include the right to receive 38,878 Earnout Shares.
(3)	This percentage is based on 73,041,156 shares of Common Stock outstanding immediately after the closing of the Business Combination.

CUSIP No. 31187R 100	Page 4 of 12

1.	Name of Reporting Persons TRF I Trust
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 226,163(1)
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 226,163(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 226,163(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒(2)
13.	Percent of Class Represented by Amount of Row (11) 0.0031%(3)
14.	Type of Reporting Person OO

(1)

Represents 226,163 shares of Common Stock held by TRF I Trust. Mr. Rassey’s brother, Robert Rassey, is the sole trustee of TRF I Trust and has voting and dispositive power over the shares held by TRF I Trust. Mr. Rassey disclaims beneficial ownership of such reported securities except to the extent of his pecuniary interest therein.

(2)	The number of reported securities does not include the right to receive 41,232 Earnout Shares.
(3)	This percentage is based on 73,041,156 shares of Common Stock outstanding immediately after the closing of the Business Combination.

CUSIP No. 31187R 100	Page 5 of 12

1.	Name of Reporting Persons TRF II Trust
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 226,163(1)
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 226,163(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 226,163(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒(2)
13.	Percent of Class Represented by Amount of Row (11) 0.0031%(3)
14.	Type of Reporting Person OO

(1)

Represents 226,163 shares of Common Stock held by TRF II Trust. Mr. Rassey’s brother, Robert Rassey, is the sole trustee of TRF II Trust and has voting and dispositive power over the shares held by TRF II Trust. Mr. Rassey disclaims beneficial ownership of such reported securities except to the extent of his pecuniary interest therein.

(2)	The number of reported securities does not include the right to receive 41,232 Earnout Shares.
(3)	This percentage is based on 73,041,156 shares of Common Stock outstanding immediately after the closing of the Business Combination.

CUSIP No. 31187R 100	Page 6 of 12

1.	Name of Reporting Persons TRF III Trust
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 226,163(1)
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 226,163(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 226,163(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒(2)
13.	Percent of Class Represented by Amount of Row (11) 0.0031%(3)
14.	Type of Reporting Person OO

(1)

Represents 226,163 shares of Common Stock held by TRF III Trust. Mr. Rassey’s brother, Robert Rassey, is the sole trustee of TRF III Trust and has voting and dispositive power over the shares held by TRF III Trust. Mr. Rassey disclaims beneficial ownership of such reported securities except to the extent of his pecuniary interest therein.

(2)	The number of reported securities does not include the right to receive 41,232 Earnout Shares.
(3)	This percentage is based on 73,041,156 shares of Common Stock outstanding immediately after the closing of the Business Combination.

CUSIP No. 31187R 100	Page 7 of 12

1.	Name of Reporting Persons TRF IV Trust
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 226,163(1)
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 226,163(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 226,163(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒(2)
13.	Percent of Class Represented by Amount of Row (11) 0.0031%(3)
14.	Type of Reporting Person OO

(1)

Represents 226,163 shares of Common Stock held by TRF IV Trust. Mr. Rassey’s brother, Robert Rassey, is the sole trustee of TRF IV Trust and has voting and dispositive power over the shares held by TRF IV Trust. Mr. Rassey disclaims beneficial ownership of such reported securities except to the extent of his pecuniary interest therein.

(2)	The number of reported securities does not include the right to receive 41,232 Earnout Shares.
(3)	This percentage is based on 73,041,156 shares of Common Stock outstanding immediately after the closing of the Business Combination.

CUSIP No. 31187R 100	Page 8 of 12

Item 1.	Security and Issuer.

The class of equity security to which this statement on Schedule 13D (this “Schedule 13D”) relates is Common Stock, $0.0001 par value per share (“Common Stock”), of Fast Radius, Inc. (formerly known as ECP Environmental Growth Opportunities Corp.), a Delaware corporation (“Fast Radius” or the “Issuer”). The address of the principal executive offices of the Issuer is 113 N. May Street, Chicago, IL 60607.

Item 2.	Identity and Background.

(a) This Schedule 13D is being filed on behalf of (i) Louis Rassey, (ii) Two Roads Group, LLC (“Two Roads”), (iii) TRF I Trust, (iv) TRF II Trust, (v) TRF III Trust and (vi) TRF IV Trust (collectively, the “Reporting Persons” and each, a “Reporting Person”).

(b) The business address of the Reporting Persons is Louis Rassey c/o Fast Radius, Inc., 113 N. May Street, Chicago, IL 60607.

(c) Mr. Rassey’s principal occupation is that he is the Chief Executive Officer of the Issuer. Mr. Rassey is also the Chief Executive Officer of Two Roads. The principal business of Two Roads is investment and advisory activities. The principal business of TRF I Trust, TRF II Trust, TRF III Trust and TRF IV Trust is holding, managing, investing and distributing trust property and the proceeds therefrom. The address of each Reporting Person is set forth in (b).

(d) During the last five years, none of the Reporting Persons nor any executive officer or director, as applicable, of the Reporting Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons nor any executive officer or director, as applicable, of the Reporting Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Rassey is a citizen of the United States of America. Two Roads is a Delaware limited liability company. TRF I Trust, TRF II Trust, TRF III Trust and TRF IV Trust are Illinois trusts. Robert Rassey is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Closing of Business Combination

On February 4, 2022 (the “Closing Date”), the Issuer completed the transactions contemplated by that certain Agreement and Plan of Merger, dated as of July 18, 2021, as amended on December 26, 2021 and as further amended on January 31, 2022 (as amended, the “Merger Agreement”), by and among the Issuer, ENNV Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of the Issuer (“Merger Sub”), and Fast Radius Operations, Inc. (formerly known as Fast Radius, Inc.) (“Legacy Fast Radius”), pursuant to which Merger Sub merged with and into Legacy Fast Radius, with Legacy Fast Radius surviving the Merger as a wholly owned subsidiary of the Issuer. The transactions contemplated by the Merger Agreement and the related financial transactions are referred to in this Schedule 13D as the “Business Combination.” Immediately upon the completion of the Business Combination (the “Closing”), the Issuer as the registrant changed its name to “Fast Radius, Inc.” As a result of the Business Combination, Mr. Rassey, Two Roads and TRF I Trust, TRF II Trust, TRF III Trust and TRF IV Trust received an aggregate of 9,785,567 shares of Common Stock.

Immediately prior to the Closing, Mr. Rassey was a stockholder, director and officer of Legacy Fast Radius. As a result of the Business Combination, (a) Mr. Rassey received 6,895,883 shares of Common Stock, 1,681,153 shares of Common Stock subject to vested options and restricted stock units, and 90,626 shares of Common Stock subject to options exercisable within 60 days of February 4, 2022, (b) Two Roads, over which Mr. Rassey has voting and investment control, received 213,253 shares of Common Stock, and (c) certain family trusts, which are controlled by Mr. Rassey’s brother, Robert Rassey, as the sole trustee, received 904,652 shares of Common Stock.

CUSIP No. 31187R 100	Page 9 of 12

Up to an additional 10,000,000 shares of Common Stock (the “Earnout Shares”) are payable in two equal tranches after the Closing to holders of Legacy Fast Radius capital stock and restricted stock units that vested upon the Closing at the time that the Issuer’s Common Stock reaches a value of $15.00 and $20.00, respectively, no later than February 4, 2027, based upon the (i) daily volume-weighted average sale price of shares of the Issuer’s Common Stock for any 20 trading days within any 30 consecutive trading day period or (ii) the per share consideration received in connection with a change in control.

The Reporting Persons did not pay any monetary consideration in connection with the acquisition of their shares of Common Stock pursuant to the Merger Agreement.

Registration Rights Agreement

In connection with the execution of the Merger Agreement, the Issuer entered into an amended and restated registration rights agreement (the “Registration Rights Agreement”) with Mr. Rassey and the other parties thereto (collectively, the “Rights Holders”), which became effective upon the execution of the Merger Agreement. Pursuant to the terms of the Registration Rights Agreement, the Issuer is obligated to file a registration statement to register the resale of certain shares of Common Stock held by the Rights Holders. The Issuer will thereafter be required to maintain a registration statement that is continuously effective and to cause the registration statement to regain effectiveness in the event that it ceases to be effective. At any time that the registration statement is effective, any Rights Holder may request to sell all or a portion of its securities that are registrable in an underwritten offering pursuant to the registration statement. In addition, the Rights Holders have certain “piggyback” registration rights with respect to registrations initiated by the Issuer.

Pursuant to the Registration Rights Agreement, the Rights Holders, subject to limited exceptions, agreed to a lock-up on their respective shares of Common Stock following the Closing, pursuant to which such parties will not transfer shares of Common Stock held by such parties for 180 days following the Closing.

The foregoing descriptions of the Merger Agreement and the Registration Rights Agreement are only a summary, do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement and the Registration Rights Agreement, which are filed as Exhibits 2, 3, 4 and 5 hereto, respectively, and are incorporated herein by reference.

Item 4.	Purpose of Transaction.

The information set forth or incorporated by reference in Item 3 of this Schedule 13D is incorporated herein by reference.

In addition, immediately following the Closing of the Business Combination, the board of directors and management of the Issuer were reconstituted as follows: (i) each executive officer of ENNV ceased serving in such capacities; (ii) Douglas Kimmelman, Tracy McKibben, Kathryn Coffey, Richard Burke and David Lockwood ceased serving on the Issuer’s board of directors; and (iii) Mr. Rassey, Tyler Reeder, Nick Solaro, Matthew Maloney, Betsy Ziegler, Matthew Flanigan and Steven Koch were appointed as directors of the Issuer. Additionally, following the Closing, Mr. Rassey was appointed as Chief Executive Officer, Prithvi Gandhi was appointed as Chief Financial Officer and Pat McCusker was appointed as Chief Operating Officer.

Upon the Closing, the Issuer adopted a Second Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws in accordance with the Merger Agreement.

CUSIP No. 31187R 100	Page 10 of 12

Except as otherwise set forth in this Item 4, none of the Reporting Persons have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. Notwithstanding the foregoing, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to their course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; developments with respect to the business of the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

Item 5.	Interest in Securities of the Issuer.

(a) See responses to Items 11 and 13 on the cover page.

(b) See responses to Items 7, 8, 9 and 10 on the cover page.

(c) Except as set forth in this Schedule 13D, no Reporting Person nor, to the knowledge of the Reporting Persons, Robert Rassey, has effected any transaction in the Common Stock in the 60 days preceding the date hereof.

(d) Mr. Rassey’s spouse and children are the beneficiaries of TRF I Trust, TRF II Trust, TRF III Trust and TRF IV Trust. Each of the aforementioned trusts has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held in such trust for the benefit of such trust’s beneficiaries. None of such trusts has a right to receive dividends from, or the proceeds from the sale of, more than five percent of the Issuer’s shares of Common Stock. Certain investors in Two Roads have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by Two Roads. Other than Mr. Rassey, no such investor has a right to receive dividends from, or the proceeds from the sale of, more than five percent of the Issuer’s shares of Common Stock.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information regarding the Merger Agreement and the Registration Rights Agreement set forth in Item 3 above is incorporated herein by reference.

Other than as described in Items 3 and 4, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

1	Joint Filing Agreement, dated as of February 24, 2022.

2	Agreement and Plan of Merger, dated as of July 18, 2021, by and among ECP Environmental Growth Opportunities Corp., ENNV Merger Sub, Inc. and Fast Radius, Inc. (included as Annex A to the Final Proxy Statement/Prospectus) (incorporated by reference to Exhibit 2.1 to the Issuer’s Final Proxy Statement/Prospectus (File No. 333-259335), filed with the SEC on January 13, 2021).

3	Amendment to the Agreement and Plan of Merger, dated as of December 26, 2021, by and among ECP Environmental Growth Opportunities Corp., ENNV Merger Sub, Inc. and Fast Radius, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K (File No. 001-40032), filed with the SEC on December 27, 2021).

4	Amendment No. 2 to the Agreement and Plan of Merger, dated as of January 31, 2022, by and among ECP Environmental Growth Opportunities Corp., ENNV Merger Sub, Inc. and Fast Radius, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K (File No. 001-40032), filed with the SEC on February 2, 2022).

5	Amended and Restated Registration Rights Agreement, dated as of July 18, 2021, by and among ECP Environmental Growth Opportunities Corp., ENNV Holdings, LLC, Goldman Sachs Asset Management, L.P and certain equityholders (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K (File No. 001-40032), filed with the SEC on July 19, 2021).

CUSIP No. 31187R 100	Page 11 of 12

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 24, 2022	LOUIS RASSEY

/s/ Louis Rassey

TWO ROADS GROUP, LLC

	By:	/s/ Louis Rassey
	Name:	Louis Rassey
	Title:	Chief Executive Officer

TRF I Trust

	By:	/s/ Robert Rassey
	Name:	Robert Rassey
	Title:	Trustee

TRF II Trust

	By:	/s/ Robert Rassey
	Name:	Robert Rassey
	Title:	Trustee

TRF III Trust

	By:	/s/ Robert Rassey
	Name:	Robert Rassey
	Title:	Trustee

TRF IV Trust

	By:	/s/ Robert Rassey
	Name:	Robert Rassey
	Title:	Trustee